

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

28 May 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Bank's Deputy Chairman Retires
- Chairman's Address to Victorian Shareholders
- Slides of Presentation to Victorian Shareholders

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

File No: 82-3809

RETHINK



news
release

26 May 2003
RE080503

St.George Bank's Deputy Chairman Retires

St.George Bank today announced the retirement of its Deputy Chairman, Mr John Mallick AM, after nearly 10 years on the St.George Board.

Mr Frank Conroy, Chairman of St.George Bank, said:

> "Mr Mallick has been an outstanding contributor to the Board".

Mr Mallick has been a member of the Board since 1993 and Deputy Chairman since 1996. As well as holding the office of Deputy Chairman, he has been the Chairman of the Audit and Compliance Committee, a member of the Nomination and Remuneration Committee, the Bank's nominee on the various staff superannuation funds and a Director of the Bank's funds administration subsidiary, Sealcorp. He has also been a Governor of the St.George Foundation.

Mr Conroy commented:

> "I should like to place on record the gratitude of the Directors of St.George Bank for Mr Mallick's contribution to the development and growth of the Bank over several years."

Mr Mallick stated that:

> "I have very much enjoyed my time as a Director of St.George. On my retirement, I wish the Bank success in its future endeavours. I'm sure St.George's unique culture and values will go a long way to ensure continuing high performance."

Mr Mallick's retirement will be effective on the 31st May 2003.

Media contact: St.George Corporate Relations Ph 02 9236 1534 or 0411 259 432

Chairman's Address to Melbourne Shareholders
On Monday 26 May 2003

The Bank announced a very pleasing result for the half year to 31st March. Profit available to ordinary shareholders was $298 million compared with $157 million for the corresponding period last year.

Last year's result was affected by one off or non recurring items of $87 million. When these are adjusted to provide a normalised comparison, profits increased in the first half year by 22%.

The result reflected strong revenue growth for the period, stable interest margins and interest rates generally, maintenance of superior credit quality, effective cost management and a significant improvement in residential lending volumes.

Our Chief Executive Officer, Mrs Kelly, will expand on the results and provide an update on the Bank's strategic priorities shortly.

For the sixth consecutive reporting period, the Directors were pleased to be able to increase the dividend to 45cents fully franked. On this occasion, the Directors decided to continue the operations of the Dividend Reinvestment Plan without a cap as to participation, but with no discount.

It is necessary to again remind shareholders that the Dividend Reinvestment Plan is but one of a number of components of capital management. In future periods, it may be appropriate to modify the conditions of the Dividend Reinvestment Plan to manage the level of capital efficiently and in the interest of all shareholders.

The level of capital for a Bank is very important and is regulated carefully by the Australian Prudential Regulatory Authority, or APRA, and the various rating agencies, such as Moody's and Standard & Poors. Our capital as measured by APRA is divided into two parts – Tier 1, which is essentially ordinary share capital, the Bank's reserves and retained profits: Tier 2, which is the Bank's asset revaluation reserve and various debt instruments which have been raised in the form of near capital and the General Provision for doubtful debts.

Chairman's Address to Melbourne Shareholders
On Monday 26 May 2003

APRA also requires the Bank to deduct various investments and allocated capital in non-bank activities and, in our case, a sizeable amount for goodwill which was raised at the time of the acquisition of Advance Bank.

As at 31st March, the Bank's capital position was more than satisfactory with Tier 1 capital at 7.7% of risk weighted assets and Tier 2 at 3.0%. While the Bank's performance remains strong, capital is accumulated internally and fine tuning is required to avoid being over-capitalised to the detriment of shareholders.

We have already mentioned to the market that there will be the potential for the Bank to buy back some of its shares during this second half of the Bank's year.

Return on ordinary equity before goodwill as measured at the half year and annualized was at a record of 20.4%, up from 19.3% last year.

Various initiatives were taken during the period to manage our capital position, including a US$1.1 billion securitisation of residential loan receivables through the Crusade Programme and the raising of $46 million of ordinary capital through the Dividend Reinvestment Plan.

A pleasing feature of the Bank's performance in the first half was the improvement in the volume of lending for housing. Other avenues of lending also increased and this demonstrates the focus of our strategic priorities. Credit quality remains sound.

Despite difficult conditions in the equity markets, our managed funds position had a small gain over the past six months.

In the Bank's view, there has been a slight improvement in the economy over the more recent past. Growth in Australia is around 3% which compares favourably considering the negative effects of the drought and international slowdown.

While subdued employment growth, SARS virus affected international tourism and ongoing weakness in the major economies are negative factors in the period ahead, the outlook for the Bank should be satisfactory. Housing growth will continue, but at a slower rate and as

drought conditions fade, farm production should bounce from a low base. Consumer spending and investment are expected to grow in the second half.

The Bank has indicated to the market that an earnings per share growth of 11 to 13% is targeted for 2003. The final outcome is dependent on a number of factors, including retail deposit growth and the performance of the financial markets, including equities. The control of operating costs will continue, but we have indicated that further investment is necessary in key priority areas such as training, re-designing business processes and targeted staff increases in sales and service areas.

The target of double digit earnings per share growth for the financial years 2004 and 2005 remains in place.

In February, we were pleased to announce a banking alliance in New Zealand with Foodstuffs, New Zealand's largest supermarket retailer. Initial indications are that the product launched at opening has been well received and a further product is planned for introduction during this second half.

The alliance provides the Bank with a low cost, low risk entry point into a new market for core retail banking products which is consistent with the Bank's organic growth strategy.

More recently, the Bank was voted "Best Bank" by Australian Banking & Finance magazine in its annual awards. This is a very pleasing reward for the management and staff who have worked hard to improve the performance of the Bank.

Good performance is usually linked to strong leadership and I am pleased to acknowledge that Mrs Kelly was awarded the "Best Financial Executive". On behalf of the Directors, I extend to Mrs Kelly, the management and staff of the Bank our sincere congratulations.

Since speaking with Victorian Shareholders this time last year, Mrs Linda Nicholls has joined the Board as a Director. Mrs Nicholls resides in Victoria and is able to provide the Board with a valuable insight to business conditions and opportunities in this State. The Bank has restructured the management in Victoria to further enhance business growth.

Chairman's Address to Melbourne Shareholders
On Monday 26 May 2003

At a Board meeting earlier today, the Deputy Chairman, Mr John Mallick, informed the Directors of his intention to retire as a Director with effect from 31st May.

Mr Mallick has been a member of the Board since 1993 and Deputy Chairman since 1996. He has been an outstanding contributor to the Board. As well as holding the office of Deputy Chairman, he has been the Chairman of the Audit & Compliance Committee, a member of the Nomination & Remuneration Committee, the Bank's nominee on the various staff superannuation funds and a director of the Bank's funds administration subsidiary, Sealcorp. He has also been a Governor of the St.George Foundation.

On behalf of the Directors and everyone at St.George Bank, I should like to thank Mr Mallick for his past services and wish he and his wife, Jean, every success and good health in retirement.

File No: 82-3809

MELBOURNE SHAREHOLDERS' MEETING 2003

26 May 2003

Frank Conroy
Chairman

Gail Kelly
Managing Director

RETHINK


st.george

SERVICE!

AGENDA

2

- CHAIRMAN'S COMMENTS - FRANK CONROY
- RESULT HIGHLIGHTS - GAIL KELLY
- PRIORITIES UPDATE - GAIL KELLY

CHAIRMAN'S COMMENTS

Frank Conroy - Chairman

RETHINK  SERVICE!

RESULTS

	Mar 2003	Mar 2002	% Change
Profit After Sig. Items	$298m	$157m	90
Profit Before Sig. Items	$298m	$244m	22

File No: 82-3809



DIVIDEND PAYMENTS
Cents
0
26
29
31
34
38
42
45
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Dividend has increased for six consecutive periods

RESULTS

	Mar 2003	Mar 2002	% Change
Dividend	45 cents	38 cents	18
Return on Equity*	20.4%	19.3%	

*Calculated before significant items and goodwill amortisation

File No: 82-3809

OUTLOOK

- Earnings per share growth of 11 to 13% is targeted for 2003
  - Up from 10%

RESULT HIGHLIGHTS

Gail Kelly – Managing Director

RETHINK


st.george

SERVICE!

WE HAVE DELIVERED A QUALITY RESULT

9

- Strong revenue growth with stable margins
- Superior credit quality maintained
- Effective cost management
- Resilience in wealth management
- Significant improvement in residential lending

PROFIT RESULT

10

	Mar 2003	Mar 2002	% Change
Profit Before Sig. Items	$298m	$244m	22
Profit After Sig. Items	$298m	$157m	90
Earnings per Share*	140.6¢	122.4¢	15
Return on Equity*	20.4%	19.3%	
Expense to Income*	49.2%	52.7%	
Dividend	45 cents	38 cents	18

*Calculated before significant items and goodwill amortisation


SUSTAINED FINANCIAL PERFORMANCE
$m
NPAT^
298
320
280
240
200
160
120
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
cents
EPS*
140.6
155
140
125
110
95
80
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
%
ROE*
20.4
22
20
18
16
14
12
10
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
%
Expense/Income Ratio*
49.2
60
56
52
48
44
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03
^Before significant items
*Calculated before significant items and goodwill amortisation


DELIVERING SHAREHOLDER VALUE
$
220
200
180
160
140
120
100
80
60
203
129
103
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
ASX AO Acc
SGB Total Return
ASX Banks Acc
Total shareholder return includes capital appreciation and dividends.
Assumes base of $100 in Mar-00
Source: Bloomberg Financial Services and ASX.


SOLID LENDING AND DEPOSIT GROWTH
13
Total Lending*
7.5%
$bn
53.9
55
50
45
40
35
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Total Retail Deposits
7.3%
$bn
31.8
35
30
25
20
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
*On and off balance sheet


BUILDING INCOME AND MAINTAINING MARGINS
Net-Interest Income
9.7%
$m
711
740
660
580
500
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Interest Margin
%
2.80
3.0
2.8
2.6
2.4
2.2
2.0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03


NON-INTEREST INCOME MOMENTUM CONTINUES
15
Non-Interest Income
9.0%
$m
448
450
400
350
300
250
200
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Other Income/Total Income
%
38.7%
40
35
30
25
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03


RESILIENT MANAGED FUNDS GROWTH
16
Total Managed Funds
$bn
20
17.7
15
10
5
• SEALCORP funds under administration up 2.7%
• Advance funds under management up 1.8%
Percentages compare Mar-03 half to Sep-02 half


CREDIT QUALITY: A DIFFERENTIATOR
Non-accruals /
Receivables
%
1.0
0.8
0.6
0.4
0.2
0.0
0.62
0.14
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Average of the 4 Majors
St.George
• Asset quality across Group continues to be excellent
• Bad debts charge down 9%
• Bad debts/total receivables is reduced to 0.21% from 0.25%
• Impaired assets/total receivables in middle market portfolio is reduced to 0.34% from 0.44%
Percentages compare Mar-03 half to Sep-02 half


TRACK RECORD OF DIVIDEND GROWTH
Dividends Mar-00 to Mar-03
cents
CAGR = 19.2%
50
40
30
20
26
29
31
34
38
42
45
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
• Dividend increase of 18%
• Six consecutive increases in dividend payments
• All dividends fully franked
• Dividend Reinvestment Plan continued

KEY PRIORITIES UPDATE

19

AGENDA

- Strategic Priorities
- Looking Forward

2003 – YEAR OF IMPLEMENTATION

20

- Significant progress achieved on strategic priorities
- New business model operational
- New brand campaign launched
- Disciplined approach to productivity management
- Strong team

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

GROUP PRIORITIES REMAIN UNCHANGED

- Home Loans
- Middle Market
- Wealth Management
- Brand and Customer Service
- Productivity Management
- New Business Model and Integrated Sales and Service

File No: 82-3809

HOME LOANS - MEETING THE CHALLENGES

In Nov-02 we outlined the following challenges

- Retention impacted by maturing introductory loans
- Sales system
- Broker service – 'one size fits all'
- SGB underweight in fastest growing geographies

HOME LOANS – BUILDING MOMENTUM

St.George Residential Lending



$bn
Annualised growth rate = 12.5%
39
38
37
36
35
36.2
38.5
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Includes securitised loans

How are we tracking?

	St.George Growth* (%)	Net Balance Growth ($m)
Sep-02	6.7	202
Oct-02	9.0	272
Nov-02	9.8	299
Dec-02	11.0	337
Jan-03	12.0	370
Feb-03	12.9	403
Mar-03	18.4	580

- Credit quality maintained
- Margins maintained

* Annualised growth


HOME LOANS – IMPROVING RETENTION
25
Run-off rate^ declines
%
35
30
25
20
31.6%*
28.3%**
Sep-02
Mar-03
• Retention model in place
• 'Retention starts on day one'
• Regional leaders accountable for retention and sales
• Impact of introductory loan 'bubble' evident until Jan-03
• Customer friendly processes implemented
*Attrition rate for 12 months to Sep-02
** Annualised attrition rate for 6 months to Mar-03
^Run off rate includes contractual payments, payouts, pre-payments and re-financings


HOME LOANS – DRIVING OUR BROKER RELATIONSHIP
26
Loan Origination
31%
12 months to Sep -02
36%
6 months to Mar-03
Broker Originated Loans
• More strategic use of broker channel
• Significant channel productivity improvement
• Broker segmentation successfully introduced
• Closer relationship formed with key brokers

HOME LOANS – INCREASING OUR PRESENCE

	Mar-03 % Sales	Sep-02 % Sales
VIC	10.5	8.4
QLD	10.6	8.6
WA	5.8	5.1
ACT	3.0	3.7
SA	13.9	12.8
NSW	56.2	61.4

- New mobile lenders across QLD and VIC
- Increased focus on broker channel
- Focus on higher value loans

Proportions for months indicated

MIDDLE MARKET – CONTINUED SUCCESS

- Extending and refining relationship model
- Raising brand awareness
- Strengthening expertise around 5 key industries
- Streamlining credit processes without relaxation of standards



MIDDLE MARKET CREDIT QUALITY REMAINS STRONG
29
Total Middle Market Receivables
$bn
18%
9.5
8.5
7.5
6.5
5.5
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Impaired Assets/ Total Middle Market Receivables
%
0.8
0.6
0.4
0.2
0.0
0.34
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03



MIDDLE MARKET - LEVERAGING RELATIONSHIPS
30
KARM Cross-sell
7.0
6.5
6.0
5.5
5.0
4.5
4.0
4.9
5.4
5.8
6.0
6.4
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Market Share
%
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
4.2
4.5
4.9
5.2
Dec-01
Feb-02
Aug-02
Feb-03
KARM - Key Account Relationship Management
ABA commercial lending market share report

WEALTH MANAGEMENT - BUILDING CAPABILITY

31

- Clean portfolio
- Strategic focus on platform, packaging and distribution
- Building the foundations for wealth cross-sell
- GOLD segment prioritised

GOLD SEGMENT - A STRATEGIC PRIORITY

32

Customer Segmentation


GOLD
$200k
Deposits
$300k
Loans
$100k
Wealth products
5%
10%
85%

GOLD segment

- 80k customers
- Limited dedicated infrastructure
- Collaborative cost model
- Leveraging Group's integrated sales and service program

File No: 82-3809


GOLD – ENHANCING THE CUSTOMER RELATIONSHIP
Growth of GOLD customers
k
120
100
80
60
40
20
0
5
29
49
64
80
110
Mar-00
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Customers retained
Mar-00
93%
Mar-03
97%
Customer satisfaction up 16% since Mar-00


SEALCORP – BUILDING ON SUCCESS
SEALCORP - Funds
Under Administration
$bn
14
13
12
11
10
9
8
7
6
2.7%
12.7
Strong sales growth in difficult environment
Scale is key in offsetting future margin squeeze
Launch of eWRAP into superannuation sector completes platform offering
Chosen by AMP as platform provider for new wrap products


BRAND AND CUSTOMER SERVICE
35
st.george
• New brand positioning
• Focus on our people
• Build on our service advantage


RETHINK – MORE THAN JUST A TAG LINE
st.george
Shifting perceptions
• Existing customers: 'Rethink what else we can do for you'
• New customers: 'Rethink St.George for banking, investing, business and insurance'
• Staff: 'Rethink. Are we meeting all of our customer's needs?'

File No: 82-3809

RETHINKING ST.GEORGE


BIG
ENOUGH TO
GROW YOUR
BUSINESS


BIG
ENOUGH
TO ADMIT
MISTAKES


BIG
ENOUGH
TO OFFER
EVERY
HOME LOAN
OPTION

FOCUS ON OUR PEOPLE

- Quality people in right jobs
- Leadership and management skilling
- Building on our values
- Driving team and performance culture


DRIVING OUR SERVICE ADVANTAGE
39
Customer Satisfaction Ratings
%
75
70
65
60
55
50
70.9
59.4
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
St.George
Average of the 'Big 4'
Source: Roy Morgan Research, June 2002
Base: Respondents with transaction accounts at institution (aged 14+)

COMPILATION AD

40

A NEW BRAND
DIRECTION
FOR THE DRAGON

PRODUCTIVITY MANAGEMENT

- On track for $60m in EBB savings in '03 and $80m in '04
- Rigorous financial analysis of investments
- Cross-divisional investment review committee
- Group wide project tracking
- Disciplined planning process with regular forecasting

LOOKING FORWARD

- TEAM AGENDA
- TARGETS

TEAM AGENDA UNCHANGED

- Maintain momentum in core businesses
- Focus on key priorities
- Drive change management program
- Invest in people
- Continue cost disciplines

TARGETS – FY2003 AND BEYOND

EPS Growth 2003	11 - 13%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

SUMMARY

- 2003- year of implementation
- Quality operational performance
- Priorities and team agenda unchanged
- Strong foundation in place for '04 and '05
- Focused on sustainable, high quality earnings


st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the *investment objectives, financial situation or needs of any particular investor.* These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Jeremy Griffith
General Manager, Corporate Relations
Ph: 9236 1328
Mb: 0411 259 432
Email: griffithj@stgeorge.com.au